CUTLER LAW GROUP
                                Attorneys at Law
                                www.cutlerlaw.com


                               September 4, 2008

Barbara  C.  Jacobs
Assistant  Director
Matt  Crispino
Jay  Ingram
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:  COMPETITIVE  TECHNOLOGIES,  INC.
     REGISTRATION  STATEMENT  ON  FORM  S-1
     FILED  JUNE  6,  2008
     FILE  NO.  333-152881

     FORM  10-Q  FOR  THE  QUARTERLY  PERIOD  ENDED  APRIL  30,  2008
     FILED  JUNE  12,  2008
     FILE  NO.  001-08696

Gentlemen  and  Ladies:

     This letter accompanies Amendment No. 1 to the Registration Statement on Form S-1 filed by Competitive Technologies, Inc. (the "Company") filed August 5, 2008. This letter includes responsive comments to your letter dated September 3, 2008. Please note that we have included a copy of the filing marked to show changes from the original filing in Portable Document Format ("PDF") format as an attachment to this letter.

     The responses contained herein correspond in Part and Number to the comments in your letter of September 3, 2008. The page numbers reflect the page numbers in the PDF copy of the Amended Form S-1, which is included attached to this response letter.

FORM  S-1
---------

THE  FUSION  CAPITAL  TRANSACTION,  PAGE  14
--------------------------------------------

1. Please expand your disclosure to include a discussion of the likelihood that you will receive, or need, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, please explain why you and Fusion Capital selected $5 million as the maximum amount available under the equity line agreement.

     We have revised the disclosure in the Amended Form S-1 as requested. See "Summary - Offering" on pages 2 and 3, and "The Fusion Capital Transaction - General" on pages 14 and 15.

2.     Please  expand  your  disclosure  to  include  the following information:

     - a statement indicating whether Fusion Capital's obligations under the Common Stock Purchase Agreement are transferable;

     - a statement indicating whether the parties can amend the Common Stock Purchase Agreement; and

     - a statement regarding whether any condition or event of default listed in Section 7 or 9 of the Common Stock Purchase Agreement may be waived by Fusion Capital.

     We have revised the disclosure in the Amended Form S-1 as requested. See "Summary - Offering" on pages 2 and 3, and "The Fusion Capital Transaction - General" on pages 14 and 15.

3. Section 9 of the Common Stock Purchase Agreement appears to grant Fusion Capital, in addition to the right to terminate the agreement, the option to reject or delay the purchase of common stock under the agreement during the occurrence of an event of default. We note specifically the following language in Section 9:

     "In addition to any other rights and remedies under applicable law and this agreement, including the Buyer termination rights under Section 11(k) hereof, so long as an Event of Default has occurred and is continuingthe Buyer shaH not be obligated to purchase any shares of Common Stock under this Agreement."

This provision appears to provide Fusion Capital with the ability to make an investment decision in the case of an event of default, suggesting that the investor is not irrevocably bound to purchase the securities under the Common Stock Purchase Agreement. In view of the provision, please tell us why you believe that the equity line transaction is consistent with our position under "Equity Line Financings" in "Current Issues and Rulemaking Projects Outline Quarterly Update March 31,2001.

     We believe that the transaction is consistent with the staff's positions regarding equity line transactions, including those set forth in the March 31, 2001 "Current Issues and Rulemaking Projects Outline Quarterly Update" for the following reasons:

     - We respectfully note that the staff has considered purchasers "irrevocably bound" to purchase securities (and the private placement completed) in an equity line transaction where the purchase agreement includes customary events of defaults that are clearly defined, are objectively stated, and do not provide the purchaser with a subjective determination as to the satisfaction of the terms of the purchase agreement.

     Section 9 of the Common Stock Purchase Agreement defines "Events of Default." Those defined Events of Default include: failure to maintain effectiveness of the registration statement; suspension from trading or delisting from the American Stock Exchange; failure to issue the shares of common stock under a previous put; breaches of customary representations and warranties; and the initiation of bankruptcy proceedings. All of these potential events of default are clear, are objectively stated, do not require a subjective determination of satisfaction with the terms of the Agreement, and are outside the control of Fusion Capital. Moreover, as noted in response to Comment 2 and clarified in the Registration Statement, Fusion Capital may not waive any condition or provision of the Common Stock Purchase Agreement.

     - As is customary in equity line transactions, the purchaser may terminate the purchase agreement upon a defined event of default.
     Accordingly, under the caption "Events of Default" on page 15, the Registration Statement states that, upon the occurrence of an Event of Default under the Common Stock Purchase Agreement, "Fusion Capital may terminate the Common Stock Purchase Agreement without any liability or payment to the Company." The language from Section 9 of the Common Stock Purchase Agreement that is referenced in Comment 3 ("Fusion Capital shall not be obligated to purchase any shares of Common Stock" upon an Event of Default) merely evidences this customary termination provision. Further, we respectfully note that the right of Fusion Capital to terminate the Common Stock Purchase Agreement arises only upon the occurrence of an Event of Default and all of the Events of Default are outside the control of Fusion Capital.

     Accordingly, we believe that (1) the Events of Default defined in the Common Stock Purchase Agreement are customary and consistent with the staff's positions regarding equity line transactions; and (2) the right of Fusion Capital to terminate the Common Stock Purchase Agreement upon the occurrence of an Event of Default is customary, is consistent with the staff's positions regarding equity line transactions, and does not effect the determination that Fusion Capital is irrevocably bound to purchase the securities described in the registration statement.


ITEM  15.  RECENT  SALES  OF  UNREGISTERED  SECURITIES~  PAGE  II-2
-------------------------------------------------------------------

4.     Your  discussion  in  this  section appears to be incomplete. Revise your
prospectus     to  provide  the  information  required by Item 701 of Regulation
S-K.

     We have added additional disclosure in this section to fully comply with Item 701. Please see page II-2 of the Amended S-1 Registration Statement.

ITEM  17.  UNDERTAKINGS.  PAGE  II-5
------------------------------------

5. Please revise your registration statement to provide the undertaking required by Item 512(a)(5)(i) or, in the alternative, Item 5I2(a)(5)(ii), of Regulation S-K. Please also provide the undertaking required by Item SI2(e).

     We have provided the additional requested undertakings. Please see pages II-6 and II-7 of the Amended S-1 Registration Statement.

EXHIBIT  5.1
------------

6. The legality opinion provided to you by counsel does not appear to be dated. Please file a dated legality opinion with your amendment.

     We have filed a dated legality opinion as Exhibit 5.1 to the Amendment.

FORM  10-Q
----------

ITEM  4.  CONTROLS  AND  PROCEDURES,  PAGE  23
----------------------------------------------

7. Your recitation of the definition of the term "disclosure controls and procedures" appears to be a truncated version of the definition provided in Rule 13a-15(e). Please tell us whether the scope of the "disclosure controls and procedures" evaluated was identical to the scope of that tcrm as defined in Rule 13a-15(e). In future filings, either recite the entire definition, or simply refer to the rule that contains the definition.

     We advise the staff that the scope of our disclosure controls and procedures evaluated was indeed identical to the scope of that term as defined in Rule 13a-15(e). We further advise that in future filings we will comply with the staff's request regarding the definition.

     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very  truly  yours,


                                   /s/ M. Richard Cutler
                                   M.  Richard  Cutler
                                   Cutler  Law  Group


cc:  John  B.  Nano,  Competitive  Technologies,  Inc.
     Martin  Dunn,  O'Melveny  &  Meyers  LLP,  Counsel  for  Fusion  Capital